INVESTMENT MANAGERS SERIES TRUST

235 West Galena Street
Milwaukee, Wisconsin 53212

June 15, 2017

VIA EDGAR TRANSMISSION

U. S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Investment Managers Series Trust – File No. 333-217562

Ladies and Gentlemen:

We hereby request that the effective date of Pre-Effective Amendment No. 1 to the Registration Statement on Form N-14 of Investment Managers Series Trust (the “Trust”), with respect to the proposed reorganization of the RidgeWorth Capital Innovations Global Resources and Infrastructure Fund, a series of RidgeWorth Funds, into the Oak Ridge Global Resources & Infrastructure Fund, a separate series of the Trust, be accelerated to June 16, 2017, or as soon as practicable thereafter, pursuant to Rule 461 under the Securities Act of 1933, as amended.

Very truly yours,

Investment Managers Series Trust

/s/ Maureen Quill
Name: Maureen Quill
Title: President

IMST Distributors, LLC

/s/ Mark A. Fairbanks
Name: Mark A. Fairbanks
Title: Vice President